UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36185 / May 27, 2026

In the Matter of:

Guggenheim Strategic Opportunities Fund
Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust
Guggenheim Active Allocation Fund
Guggenheim Investments Private Credit Fund
Guggenheim Funds Investment Advisors, LLC
Guggenheim Partners Investment Management, LLC
Guggenheim Corporate Funding, LLC
Guggenheim Partners Europe Limited
Guggenheim Private Investments, LLC
Guggenheim Investments Loan Advisors, LLC
certain of their affiliated entities as described in Schedule A to the Application

330 Madison Avenue
New York, New York 10017

812-15938

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Guggenheim Strategic Opportunities Fund, et al. filed an application on November 10, 2025, and
amendments to the application on April 13, 2026, and April 30, 2026, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On April 30, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36138). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Guggenheim Strategic Opportunities Fund, et al. (File No. 812-15938) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.